

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Jeffrey Stieber
Vice President and Interim Chief Financial Officer
Hycroft Mining Holding Corporation
8181 E. Tufts Ave., Suite 510
Denver, Colorado 80237

      Re: Hycroft Mining Holding Corporation
           Registration Statement on Form S-1
           Filed September 1, 2020
           File No. 333-248516

Dear Mr. Stieber:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Energy & Transportation

cc: David S. Stone, Esq.